April 3, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Geddes
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Comment Letter dated February 17, 2023
Almacenes Éxito S.A.
Draft Registration Statement on Form 20-F
Submitted January 23, 2023
CIK No. 0001957146

Ladies and Gentlemen:

Almacenes Éxito S.A. (the “Company”) is submitting this letter in response to the comment letter dated February 17, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Draft Registration Statement on Form 20-F submitted to the Commission for confidential review on January 23, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form 20-F submitted January 23, 2023

The Spin-Off, page 1

1.	We note your disclosure that “Casino Group will remain our ultimate controlling shareholder, controlling approximately 47% of the Éxito common shares (34% directly and 13% through CBD).” To provide investors with additional context, please revise to explain how 47% constitutes “control,” and to the extent that Casino Group will control Éxito following the spin-off, please revise your disclosure to describe whether Casino Group will have the ability, through its equity stake to control the outcome of matters submitted to stockholders for approval, including the election of directors, amendments to your organizational documents and any merger, consolidation, sale of all or substantially all of your assets or other major corporate transactions. To the extent that Casino Group will not control such outcomes, please revise to discuss the extent to which they will significantly influence such matters, and also revise to include a standalone risk factor on such control or significant influence.

The Company acknowledges the Staff’s comment and respectfully clarifies to the Staff that, as discussed in its response to Comment 2 below, following the Spin-Off, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off. As of the date of the Registration Statement, CBD currently holds 96.52% of Éxito’s common shares, and Casino Group beneficially owns approximately 41% of CBD’s common shares. Accordingly, Casino Group beneficially owns approximately 40% of Éxito’s common shares. In connection with the Spin-Off, CBD plans to distribute 86.26% of the Éxito common shares held by CBD, representing 83.26% of Éxito’s common shares, to CBD’s shareholders on a pro rata basis for no consideration, and CBD will retain approximately 13% of Éxito’s common shares. This will result in Casino Group, following the Spin-Off, beneficially owning the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD). As discussed in its response to Comment 2 below, the Company has revised the disclosure on pages v, 1, 2, 6, 16 and 36 of Amendment No. 1 to clarify this point.

In addition, and in response to this Comment 1, the Company has revised its standalone risk factor entitled “The Casino Group has the ability to direct our business and affairs despite holding less than 50% of our total voting shares and its interests might conflict with or differ from your interests as a shareholder” under “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Industry and Us,” on page 16 of Amendment No. 1 to clarify how Casino Group will have the ability to control Éxito’s business despite holding less than 50% of the Company’s total voting shares.

2.	We note your disclosure on page 2 that your parent company CBD will spin-off 86.26% of the common shares it holds in Éxito “on a pro rata basis for no consideration.” However, your disclosure indicates that Casino Group will increase its control in Éxito from less than 41% to approximately 47%, which includes the 13% that will be held by CBD after the spin-off. Given the increase in control for Casino Group, please explain how this constitutes a pro rata distribution, and provide your analysis as to whether the partial spin-off constitutes a sale by CBD under Section 2(a)(3) of the Securities Act, thereby requiring registration. Please refer to Staff Legal Bulletin No. 4. Additionally, please tell us whether CBD is actively contemplating any sales of its retained Éxito equity and whether there is any minimum period of time following the distribution during which CBD will refrain from distributing its retained shares.

The Company acknowledges the Staff’s comment and respectfully clarifies to the Staff that Casino Group will not increase its control in Éxito following the Spin-Off. Following the Spin-Off, Casino Group will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off.

CBD currently holds 96.52% of Éxito’s common shares, and Casino Group beneficially owns approximately 41% of CBD’s common shares. Accordingly, Casino Group beneficially owns approximately 40% of Éxito’s common shares. In connection with the Spin-Off, CBD plans to distribute 86.26% of the Éxito common shares held by CBD, representing 83.26% of Éxito’s common shares, to CBD’s shareholders on a pro rata basis for no consideration, and CBD will retain approximately 13% of Éxito’s common shares. This will result in Casino Group, following the Spin-Off, beneficially owning the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off, or approximately 40% of Éxito’s common shares (approximately 34% directly and 5% indirectly, through its 41% participation in CBD). The Company has revised the disclosure on pages v, 1, 2, 6, 16 and 36 of Amendment No. 1 to clarify this point.

The Company believes that the Spin-Off does not constitute a sale by CBD under Section 2(a)(3) of the Securities Act because the Spin-Off will meet the conditions outlined in Staff Legal Bulletin No. 4 (“SLB 4”), as follows:

1.	The parent shareholders do not provide consideration for the spun-off shares.

●	CBD’s shareholders are not providing any consideration for receiving Éxito’s common shares from CBD, which is being accomplished through a capital reduction (redução de capital) in accordance with the Brazilian Corporation Law.

2.	The spin-off is pro-rata to the parent shareholders.

●	As discussed above, CBD plans to distribute 86.26% of the Éxito common shares held by CBD, representing 83.26% of Éxito’s common shares, to CBD’s shareholders on a pro rata basis. Following the Spin-Off, each CBD shareholder will beneficially own the same percentage of common shares of Éxito as it will own immediately prior to the Spin-Off (directly and indirectly through its ownership of CBD, which will retain a portion of its Éxito common shares).

3.	The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets.

●	SLB 4 provides that when the parent and subsidiary are foreign, the parent provides adequate information if, by the date it spins-off the securities: (1) it gives its U.S. shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C; and (2) the subsidiary registers the spun-off securities under the Exchange Act.

●	The Registration Statement on Form 20-F serves the dual purpose of complying substantially with the information requirements of Regulation 14A or Regulation 14C and registering the spun-off securities under the Exchange Act. Prior to the conclusion of the Spin-Off, when Éxito’s Registration Statement on Form 20-F becomes effective, CBD intends to use a “notice and access” method to distribute the Registration Statement, whereby it will provide a notification to its shareholders of the online availability of the Registration Statement, together with a hyperlink thereto.

4.	The parent has a valid business purpose for the spin-off.

●	CBD has determined that it has a valid business purpose for spinning-off the Company into a separate business, including to:

●	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different client profiles, opportunities and business models;

●	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure;

●	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and

●	create value for stakeholders based on Éxito’s greater liquidity, its listing in key markets in the region (United States and Brazil) and the increased market visibility of each separate company, allowing investors to recognize the intrinsic value of each company, based on the attributes and performance of the separate companies.

●	These reasons are set forth on page 37 of Amendment No. 1 under “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Reasons for the Spin-Off.”

5.	If the parent spins-off “restricted securities,” it has held those securities for at least two years.

●	CBD has held the Éxito common shares for more than two years. On September 13, 2019, Sendas Distribuidora S.A. (“Sendas”), a wholly-owned subsidiary of CBD at the time, launched an all-cash tender offer for up to 100% of Éxito’s common shares. On November 27, 2019, shareholders representing 96.5% of Éxito’s equity interest accepted the all-cash tender offer, and on December 1, 2019, CBD began to consolidate Éxito’s results. On December 31, 2020, CBD completed a corporate reorganization pursuant to which Sendas transferred its 96.5% equity interest in Éxito to CBD. On March 12, 2021, CBD transferred a 5% equity interest in Éxito to its wholly-owned subsidiary, GPA2.

Based on the discussion above, the Company believes that the Distribution satisfies the requirements of Staff Legal Bulletin No. 4. Accordingly, the Spin-Off will not require registration under the Securities Act.

In addition, the Company understands that CBD is not actively contemplating any sales of its retained Éxito equity. However, the Company also understands that CBD has not established, contractually or otherwise, any minimum period of time following the distribution during which CBD will refrain from distributing its retained shares.

“Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price . . . “, page 19

3.	We note your disclosure that “our operations in Colombia represented 77.0% of our consolidated revenue from contracts with customers in the year ended December 31, 2021,” that “inflation . . . may, in turn, adversely affect us,” and that “[i]n April 2020, . . . S&P changed the outlook of Colombia’s credit rating to negative and Fitch downgraded Colombia’s credit rating from “BBB” to “BBB-” with a negative outlook.” We also note your disclosure on page 52 that “[a]nnual inflation [in Colombia] reached 5.6% in December 2021, the highest rate in the past five years.” In connection therewith:

●	Here or as a new risk factor, please discuss such high inflation and the extent to which your operations have been materially impacted.

●	In an appropriate place in your “Item 5. Operating and Financial Review and Prospects” section, please provide a more robust narrative discussion of the impact on your business of inflation in Colombia and in particular the increase in food prices by 17.2%, as disclosed on page 61, including giving consideration to the costs and risks associated with the current and anticipated impact on margins and on your customers. Please also revise to provide a more robust discussion of how you increased your profit margins (as discussed on page 69) despite such inflationary pressures. Please refer to Item 5.D of Form 20-F.

●	In your “Suppliers” section on page 50, revise to disclose the impact of inflation on the prices of food products in Colombia. In this regard, we note that you disclose that such prices depend on inflation in Argentina and Uruguay, but you do not discuss the impact in Colombia here. Please refer to Item 4.B.4 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in response, as follows:

●	Under “Item 3. Key Information—D. Risk Factors—Risks Relating to the Countries Where We Operate,” on page 20 of Amendment No. 1, the Company has included a new risk factor entitled “High rates of inflation in the countries where we operate may have an adverse impact on us.”

●	Under “Item 5. Operating and Financial Review and Prospects,” on pages 63 and 71 of Amendment No. 1, the Company has included additional disclosures relating to the impact of inflation on its business in Colombia, in particular the increase in food prices and the costs and risks associated with the current and anticipated impact on margins and on its customers, as well as a more robust discussion on the increase in profit margins in 2021 despite such inflationary pressures.

●	Under “Item 4. Information on the Company—B. Business Overview—Suppliers,” on page 50 of Amendment No. 1, the Company has revised its disclosure to discuss the impact of inflation on the prices of food products from our suppliers in Colombia.

“Exchange rate volatility may adversely affect the economies of countries where we operate and us.”, page 21

4.	We note your disclosure that the “Colombian peso depreciated against the U.S. dollar by . . . 16.0% in 2021,” as well as your disclosure on page 67 that your “consolidated total revenues from retail sales increased 6.4%” from 2020 to 2021. When viewed together, such disclosure indicates that your exchange rate variability negates your sales growth in 2021 from a U.S. investor perspective. Please revise your risk factor disclosure to discuss how your exchange rate variability may impact the value of your ADSs and diminish the market’s view of your sales growth in 2021. Additionally, in your section entitled “Item 5. Operating and Financial Review and Prospects beginning” on page 60, please provide a more robust discussion of such trend and how this may impact your results of operations. Please refer to Items 5.A.3 and 5.D of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 64 of Amendment No. 1 in response.

B. Business Overview
Overview, page 44

5.	We note your disclosure that “[w]e are the sixth largest food retailer in South America, and the largest in Colombia and Uruguay based on public information of our main competitors in the region, in terms of net revenue . . . .” Please revise to disclose the source of the “public information,” and clarify whether your statements regarding market position in South America, Colombia and Uruguay are all based on net revenue, as your disclosure in the subsequent two paragraphs indicate that you are measuring your leading position in Colombia and Uruguay “in terms of sales.” Additionally, revise to disclose the source for your statements that Tuya has “17% of the credit card market share in Colombia,” that Bancolombia is the “largest commercial bank in Colombia,” that you “are the first retailer in Colombia to offer mobile telephony services,” that your Mobile Virtual Network Operator is “the second largest MVNO” in Colombia, that “Carulla stores . . . are recognized for having the best bakery in the country,” that Rappi is “the leading delivery app in Colombia,” that you “operate one of the largest food e-commerce operations in [Columbia] through direct online and marketplace sales, and new channels” (page 51), that Éxito is “the leading retail company in Colombia” (page 56) and that “Éxito has one of the largest recycling systems in Colombia” (page 57). Please refer to Item 4.B.7 of Form 20-F. Additionally, where you state that your sales in Argentina “represented approximately 15.7% of the market share of the region where Libertad operates,” please revise to clarify the region in Argentina in which Libertad operates.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 34, 44, 45, 48, 49, 51 and 58 of Amendment No. 1 in response to provide the various sources and clarifications requested.

6.	We note your disclosure that you issued “431,000 cards issued for the year ended December 31, 2021, reaching more than 2.8 million active credit cards.” However, on page vi, you define “the total number of active credits cards” to mean the “number of credit cards issued by Tuya per annum.” This thereby indicates that your total active credit cards on December 31, 2021 would be 431,000 instead of 2.8 million, as your definition appears to be restricted to a per annum basis. Please revise to reconcile the inconsistency between your disclosure and your definition. Additionally, please define “active members” as used in your discussion of your Puntos Colombia loyalty program, to provide additional context for your shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages vi and 45 of Amendment No. 1 in response.

7.	Please disclose the applicable period of time where you disclose that you delivered “approximately 7.8 million orders of which 36.0% run through the Éxito Group’s logistic platform,” and also make applicable changes to your disclosure that your last-mile delivery service had “an average delivery time of 8.7 minutes.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 1 in response.

8.	Please disclose the percentage of total sales generated through your omni-channel strategy in Colombia in 2021, to balance your disclosure that your omni-channel represented 9.9% of sales in all the countries where you operate, 3.6% of sales in Uruguay and 2.6% of sales in Argentina in 2021.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 1 in response.

9.	We note your disclosure in tabular format of your retail sales by geographic segment for the years 2020 and 2021. Please provide such information for the last three financial years in accordance with Item 4.B.2 of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its disclosure regarding retail sales by geographic segment to include information for the year ended December 31, 2022 in a future submission or filing of the Registration Statement, once it updates the Registration Statement to include the Company’s audited consolidated financial statements as of and for the year ended December 31, 2022.

Our Corporate Structure, page 46

10.	Please revise to provide the structure chart in readable format, in particular by revising the font size of your subsidiaries’ names and related ownership percentages. Please refer to Item 4.C of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of Amendment No. 1 in response.

ESG Matters, page 56

11.	We note that it appears that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in your prospectus. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your prospectus as you provided in such report.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company provides disclosure in the Registration Statement that is required to be disclosed pursuant to applicable SEC rules or regulations in the context of disclosures required in a registration statement on Form 20-F pursuant to the applicable disclosure requirements to provide “material” information to its shareholders and the investing public. Separately, the Company provides information on its website, including its 2021 Sustainability Report (“Report”), regarding its environmental, social and governance (“ESG”) initiatives, to address evolving stakeholder expectations, even when such information is not “material” to investors and is beyond the scope of the information required to be disclosed in the Registration Statement. The Report provides a single, convenient location for the Company’s stakeholders-including employees, customers, partners, investors, the communities in which the Company operates and policymakers-to review extensive ESG-related information that is of interest to them but not required in its prospectus.

During the Company’s review process in connection with preparing the Registration Statement, the Company considered whether it was required under applicable SEC disclosure requirements to provide any of the extensive ESG-related details that it included in the Report. To that end, the Company has reviewed and updated its ESG disclosures in the Registration Statement. Please see pages 56-62 of Amendment No. 1. Except for the disclosures that the Company has made in the Registration Statement, the Company did not identify any additional matters discussed in the Report that could be required under applicable SEC disclosure requirements or that are otherwise material information necessary in order to make the required statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The Company believes that the Registration Statement, as revised, adequately and appropriately inform investors as to material events, trends and risks, either quantitatively or qualitatively, to its business, strategy, financial condition, liquidity and results of operations, including climate-related information.

The Company acknowledges its obligation to continuously review these matters as part of its ongoing disclosure controls and procedures and disclose climate-change related matters in future SEC filings to the extent the Company determines it is material to investors or disclosure is required pursuant to applicable SEC rules and regulations. In addition, the Company appreciates the interest many of its stakeholders have in climate-related information, and expects to continue providing information about climate change and other ESG topics, which do not rise to the level of materiality required for SEC reporting, through various public disclosures, including on its website and in sustainability reports.

12.	We note your disclosure that “Éxito is part of the Dow Jones Sustainability Index.” Please revise to clarify which index you are a part of, as we understand that there are a range of Dow Jones sustainability indices, and also revise to clarify the year and the particular list produced by S&P Global in which you were identified as “one of the 10 most sustainable companies in the world.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56 and 61 of Amendment No. 1 in response.

Item 5. Operating and Financial Review and Prospects
Éxito banner, page 67

13.	You appear to attribute the sales increase of 6.6% to a same store sales increase of 7.2% and store remodels, conversions and openings. It is unclear why the same store sales increase exceeded your revenue increase. Please disclose the other contributing factors that caused your change in revenues.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 of Amendment No. 1 in response.

Revenue from contracts with customers, page 67

14.	Throughout your discussion of the changes in revenue you attribute increases to store openings, conversions or remodels with no quantification of the impact. Please revise to quantify the impact. Refer to item 5 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70 of Amendment No. 1 in response.

Gross Profit, page 69

15.	In your discussion of changes in gross profit and other expense line items, you note multiple factors that caused the changes with no quantification. For instance, when discussing the changes in your distribution expenses you cite three reasons for the change without any quantification. Please revise to quantify each factor cited. In addition, revise your discussion of administrative and selling expense changes to quantify the COP change to provide additional context to the percentage change. Refer to item 5 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 72 of Amendment No. 1 in response.

Item 6. Directors, Senior Management and Employees, page 75

16.	Please revise your disclosure of your directors’ and senior management members compensation, as well as your number of employees, to provide such information for the last full financial year in accordance with Items 6.B and 6.D of Form 20-F. Additionally, please revise your disclosure in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” to provide the information required by Item 6.E of Form 20-F; in this regard, it does not appear that your current disclosure provides the share ownership for your directors and members of senior management. Last, please disclose the business address of each of your directors and members of senior management in accordance with Item 1.A of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78, 80, 85, 87 and 89 of Amendment No. 1 in response.

Item 7. Major Shareholders and Related Party Transactions, page 84

17.	Please disclose the natural persons with investment and/or voting control over BTG Pactual.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of Amendment No. 1 in response.

Item 9. The Offer and Listing, page 89

18.	We note your disclosure that your “Restricted ADSs trade over-the-counter under the ticker symbol “ALAXL.”“ Please define your “Restricted ADSs” in an appropriate place in your registration statement, clarify whether such depositary shares include the “50 million American Depositary Shares” that you sold to “qualified institutional buyers” in 2007, as disclosed on page 35, and also clarify whether you anticipate that such Restricted ADSs will also ultimately trade on the NYSE in addition to the “Éxito ADSs” that you plan to issue to holders of the CBD ADSs.

The Company respectfully acknowledges the Staff’s comment and clarifies that the “Restricted ADS” refers to Global Depositary Shares (“GDSs”), each representing one Éxito common share, issued pursuant to a Deposit Agreement, dated as of July 27, 2007, among Éxito and JPMorgan Chase Bank, N.A., as depositary, in accordance with Rule 144A and Regulation S under the Securities Act. Accordingly, the Company has revised the disclosure on pages iv and 35 of Amendment No. 1 to define “Restricted GDSs” and clarify that the Restricted GDSs include the 50 million Restricted GDSs sold in 2007 under Rule 144A and Regulation S. In addition, as of the date of the Registration Statement, there are less than 10 Restricted GDSs outstanding, and the Company expects to terminate its Restricted GDS program prior to the conclusion of the Spin-Off. Accordingly, the Restricted GDSs will not trade on the NYSE in addition to the Éxito ADSs that the Company plans to deliver to holders of CBD ADSs in connection with the Spin-Off. Please see the revised disclosure on pages 94 and 99 of Amendment No. 1.

Item 19. Exhibits, page 138

19.	According to your disclosure on pages 71-4, you are party to a revolving credit facility in an amount of COP 700,000 million and a put option contract with Spice Investments Mercosur S.A in an amount of COP 509,870 million. Please provide us with your analysis as to whether such agreements are material to your business, and to the extent so, please revise to discuss the material terms of such agreements and file them as exhibits to the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that with respect to the revolving credit facilities for short-term financing, these are separate credit facilities with four different Colombian financial institutions, none of which facilities are material to the Company’s business (and none of which have yet been disbursed). Although the aggregate amount available under these credit facilities was increased to COP 1,000,000 million as of December 31, 2022, if and when disbursed in full, none of them individually would represent more than 4.5% of total liabilities or 2.5% of total assets of the Company for the year ended December 31, 2022. These revolving credit facilities may be used as a financing alternative to fund our ordinary course of business, including working capital requirements.

The put option contract with Spice Investments Mercosur S.A. is not material to the Company, as the amount involved represents less than 5.3% of total liabilities and 2.8% of total assets of the Company as of December 31, 2022. Were the option to be exercised by the counterparties thereto, the Company would be able to make the corresponding payment without materially affecting it financially. Moreover, the Company would be able to access its existing revolving credit facilities to finance the payment if needed.

Accordingly, the Company believes that none of the revolving credit facilities or the put option is required to be filed as an exhibit to the Registration Statement.

20.	Please confirm that you will file your articles of incorporation or association as an exhibit to the registration statement; in this regard, it appears that you only intend to file your bylaws as exhibit 1.1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the bylaws (estatutos sociales) are the legal document by which a corporation (sociedad anónima) is formed under the laws of Colombia and, therefore, the equivalent to the articles of incorporation or association. The bylaws are notarized in order to formally create a corporation and then filed with the chamber of commerce in the city of incorporation. Pursuant to Colombian law, the bylaws include information such as the company name, purpose, capital structure and directors’ authority, among other information. Accordingly, the Company advises the Staff that it only intends to file its bylaws as Exhibit 1.1.

Audited Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020
Note 3. Basis for consolidation, page F-20

21.	You state that when you have less than a majority of the voting or similar rights of an investee, you consider all relevant facts and circumstances in assessing whether you have power over an investee. We note from your disclosure on page F-17 and F-18 that you are consolidating numerous entities where you do not have majority ownership. In some cases, you only have a 26% interest. For material investees that you consolidate without majority ownership, please provide us with an analysis supporting your accounting citing the authoritative guidance used.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in “Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements” and “Note 1.2. Subsidiaries with material non-controlling interests” on pages F-17 and F-18 of Amendment No. 1, the Company describes its direct and indirect ownership in its subsidiaries. Indirect ownership is where the indirectly held subsidiary is controlled by an intermediate parent company, which in turn is also controlled by the Company.

There are several entities in the Éxito Group owned through intermediate parent companies that are also controlled by the Company. In such cases, although the indirect ultimate ownership by the Company might be less than 50% of the economic rights to these indirectly held subsidiaries, the Company is able to exercise control though an ownership of the majority of the voting rights of the intermediate parent companies, which in turn own a majority of the voting rights of the indirectly held subsidiaries. In other words, there are no investees being consolidated in which the direct parent owns less than 50%.

By way of example, Almacenes Éxito Inversiones S.A.S., a wholly-owned subsidiary of the Company, holds a direct 51% ownership interest in Patrimonio Autónomo Viva Malls, which itself holds a 51% ownership interest in Patrimonio Autónomo Viva Palmas. Accordingly, the Company has an indirect ownership of 26.01% (51% x 51%) over Patrimonio Autónomo Viva Palmas.

Finally, the Company has revised the table under “Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements” on pages F-17 and F-18 of Amendment No. 1 to clarify the corporate hierarchy and holdings at each level.

Note 4. Significant accounting policies
Hyperinflation, page F-22

22.	Please revise your disclosure to comply with IAS 29.39.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as disclosed in “Note 4. Significant accounting policies – Hyperinflation,” the Company’s Argentinian subsidiary, Libertad S.A., is the only subsidiary restating its financial statements for the effects of hyperinflation according to IAS 29. It should be noted that this subsidiary accounts for 7.3% of the net sales of the Éxito Group in 2021 (5.5% in 2020).

The Company has revised “Note 4. Significant accounting policies – Hyperinflation” on page F-22 of Amendment No. 1 and “Note 32. Financial income and cost” on page F-79 of Amendment No. 1 to include the disclosure requirements of IAS 29.39.

Put options on the holders of non-controlling interests, page F-25

23.	You state that changes in the fair value of the liability for put options on the holders of non-controlling interests are recognized directly in equity. Please provide us with an analysis supporting your accounting citing the authoritative guidance used.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that under current IFRS, it is not clear how to account for put options that are granted to holders of non-controlling interests (“NCI”) at the date of acquiring control of a subsidiary (or, indeed, after gaining control). There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32.

Although the IFRS Interpretation Committee has previously discussed this matter, the Company understands that it has never been concluded.

The Company considered Agenda Paper 17 discussed by the IFRS Interpretations Committee in January 2013 and has elected an accounting policy, based on the rationale presented in paragraph 28 of that paper, for the NCI put option which has been consistently applied.

Under such accounting policy, since the Company does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

Upon the acquisition of the Uruguayan operation (Grupo Disco) the NCI was measured based on the proportionate share of net assets acquired, in accordance with one of the options provided by paragraph 19 of IFRS 3.

While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows:

•	The Company determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94;

•	The Company de-recognizes the NCI as if it were acquired at that date; and

•	The Company recognizes a financial liability at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9.

Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non-controlling interests with no change in control, and accounted for in equity in accordance with paragraph 23 of IFRS 10.

The Company has revised “Note 4. Significant accounting policies – Put options on the holders of non-controlling interests” on page F-25 of Amendment No. 1 to clarify its accounting policy with respect to the NCI put option.

Note 23. Trade payables and other payable, page F-71

24.	We note that you have entered into certain agreements with financial institutions in order to allow suppliers to use your lines of credit and to anticipate receivables arising from the sale of goods and services. Please further explain these arrangements to us and provide the material and relevant terms of the arrangements along with general benefits and risks introduced by them.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in order to manage their working capital/treasury positions, suppliers in Colombia may anticipate the settlement of a receivable from their customers. As local law allows a supplier to freely transfer any of its receivables to a third party, this anticipation can be made at the supplier’s discretion, with the third party (usually a financial institution) and at the time of its choice.

In order to facilitate such transactions, consistent with market practice in Colombia, the Company enters into specific agreements with the third parties that endorse the suppliers’ receivables. Under these agreements, the financial institutions grants the Company a contractual extension of the original payment terms no longer than 26 days, without additional interest. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other payers in the market.

These agreements benefit the Company’s cash management, as well as its Colombian suppliers that may use the Company’s lines of credit to anticipate their receivables arising from the sale of goods and services to the Company, increasing their liquidity.

There is no significant risk to the Company under these transactions since they neither result in additional financing costs or guarantees provided by the Company nor significantly affect the amount of credit lines availabilities for the Company.

The Company has revised its disclosure in “Note 23. Trade payables and other payable” on page F-70 of Amendment No. 1 to provide a more detailed explanation of these arrangements.

General

25.	Please confirm that your parent company, Companhia Brasileira de Distribuição, will deliver an information statement that describes the spin-off and your company, and substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. Refer to Staff Legal Bulletin No. 4.

The Company respectfully acknowledges the Staff’s comment and confirms that its parent company, CBD, will deliver to its shareholders an information statement that describes the Spin-Off and the Company and which substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. The Registration Statement on Form 20-F serves the dual purpose of complying substantially with the information requirements of Regulation 14A or Regulation 14C and registering the spun-off securities under the Exchange Act. As stated in the Company’s response to Comment 2 above, prior to the conclusion of the Spin-Off, when Éxito’s Registration Statement on Form 20-F becomes effective, CBD intends to use a “notice and access” method to distribute the Registration Statement, whereby it will provide a notification to its shareholders of the online availability of the Registration Statement, together with a hyperlink thereto.

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We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Ivonne Windmueller Palacio
Ivonne Windmueller Palacio
Chief Financial Officer
Almacenes Éxito S.A.

cc:	Carlos Mario Giraldo Moreno, Chief Executive Officer
Almacenes Éxito S.A.

John Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP